UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Daegis Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

904743200

(CUSIP Number)

Christa Flanery 1420 Rocky Ridge Drive, Suite 380 Roseville, California 95661 (916) 218-4772
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904743200

1.	Names of Reporting Persons.
The Jensen Revocable Trust Dated January 25, 2007

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) *
(b) *

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) *

6.	Citizenship or Place of Organization
California

	7.	Sole Voting Power
		None.*
Number of
Shares
Beneficially	8.	Shared Voting Power
Owned by		1,720,916*
Each
Reporting
Person With	9.	Sole Dispositive Power
		None.*

	10.	Shared Dispositive Power
		1,720,916*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,720,916

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) *

13.	Percent of Class Represented by Amount in Row (11)
11.7%*

14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 904743200

1.	Names of Reporting Persons.
Kurt A. Jensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) *
(b) *

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) *

6.	Citizenship or Place of Organization
United States of America

	7.	Sole Voting Power
		117,024*
Number of
Shares
Beneficially	8.	Shared Voting Power
Owned by		1,720,916*
Each
Reporting
Person With	9.	Sole Dispositive Power
		None.*

	10.	Shared Dispositive Power
		1,720,916*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,837,940*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) *

13.	Percent of Class Represented by Amount in Row (11)
12.49%*

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 904743200

1.	Names of Reporting Persons.
Carolyn L. Jensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) *
(b) *

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) *

6.	Citizenship or Place of Organization
United States of America

	7.	Sole Voting Power
		None.*
Number of
Shares
Beneficially	8.	Shared Voting Power
Owned by		1,720,916*
Each
Reporting
Person With	9.	Sole Dispositive Power
		None.*

	10.	Shared Dispositive Power
		1,720,916*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,720,916*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) *

13.	Percent of Class Represented by Amount in Row (11)
11.7%*

14.	Type of Reporting Person (See Instructions)
IN

*This is a joint filing by The Jensen Revocable Trust Dated January 25, 2007, Kurt A. Jensen, and Carolyn L. Jensen. The Jensen Revocable Trust Dated January 25, 2007, Kurt A. Jensen, and Carolyn L. Jensen share sole voting and investment power over 1,837,940 shares of Common Stock. The Jensen Revocable Trust Dated January 25, 2007, Kurt A. Jensen, and Carolyn L. Jensen share sole investment power over 1,837,940 shares of Common Stock. See Items 2 and 5 of the Schedule 13D (as defined below) for additional information.

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Daegis Inc. (f/k/a Unify Corporation), a Delaware corporation (the “Company”), which has its principal executive offices at 1420 Rocky Ridge Drive, Suite 380, Roseville, California 95661. This Amendment No. 2 amends and supplements, as set forth below, the information contained in items 1, 5 and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on July 9, 2010 (as so amended by Amendment No. 1 thereto and this amendment, the “Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 2, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete, and correct as of the date of this Amendment No. 2.

Item 5. Interest in Securities of the Issuer

The information concerning percentages of ownership set forth below is based on 14,717,777 shares of Common Stock outstanding, which the Reporting Persons have reason to believe, based upon the Company’s Form 10-Q for the fiscal quarter ended October 31, 2012, is the current outstanding share number.

The Jensen Trust owns 1,720,916* shares of Common Stock as of January 28, 2013, which represents 11.70%* of the outstanding Common Stock.

Kurt A. Jensen owns 1,837,940* shares of Common Stock as of January 28, 2013, which represents 12.49%* of the outstanding Common Stock.

Carolyn L. Jensen owns 1,720,916* shares of Common Stock as of January 28, 2013, which represents 11.70%* of the outstanding Common Stock.

The Jensen Trust owns the shares of Common Stock reported herein directly. Mr. Jensen and Ms. Jensen are co-settlors, co-trustees, and co-beneficiaries of the Jensen Trust and thus share discretionary investment authority and voting power with each other Reporting Person. As a consequence, each Reporting Person may be deemed to share beneficial ownership of all of the shares of Common Stock owned by the Jensen Trust.

Other than as described herein, no person other than the Reporting Persons is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

The following transaction in the Common Stock were effected recently:

On November 27, 2012, the Reporting Persons sold 4,081 shares of Common Stock of the Company on the open market. The price of these shares was $1.20 per share, for a total sales price of $4,897.20.

On November 28, 2012, the Reporting Persons sold 5,261 shares of Common Stock of the Company on the open market. The weighted average price of these shares was $1.17 per share, for a total sales price of $6,152.84.

On November 29, 2012, the Reporting Persons sold 113,381 shares of Common Stock of the Company on the open market. The weighted average price of these shares was $1.15 per share, for a total sales price of $130,600.77.

On November 30, 2012, the Reporting Persons sold 17,557 shares of Common Stock of the Company on the open market. The weighted average price of these shares was $1.21 per share, for a total sales price of $21,253.54.

On December 3, 2012, the Reporting Persons sold 6,720 shares of Common Stock of the Company on the open market. The weighted average price of these shares was $1.20 per share, for a total sales price of $8,065.

On January 24, 2013, the Reporting Persons sold 47,000 shares of Common Stock of the Company on the open market. The weighted average price of these shares was $1.38 per share, for a total sales price of $64,881.58.

On January 28, 2013, the Reporting Persons sold 20,000 shares of Common Stock of the Company on the open market. The price of these shares was $1.40 per share, for a total sales price of $28,000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the Escrow Agreement referred to under Item 5 above, the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 1 to this Schedule 13D, and the Powers of Attorney granted by Mr. Jensen and Ms. Jensen with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney were included as Exhibit 2 and Exhibit 3, respectively, of Amendment No. 1 to Schedule 13D filed September 3, 2010 and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated as of January 29, 2013, by and among The Jensen Revocable Trust; Kurt A. Jensen; and Carolyn L. Jensen.

Exhibit 2:	Power of Attorney of Kurt A. Jensen, dated as of July 9, 2010. (Incorporated by reference from Amendment No. 1 to Schedule 13D filed September 3, 2010)

Exhibit 3:	Power of Attorney of Carolyn L. Jensen, dated as of July 9, 2010. (Incorporated by reference from Amendment No. 1 to Schedule 13D filed September 3, 2010)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2013
Date

THE JENSEN REVOCABLE TRUST DATED
JANUARY 25, 2007

By: Carolyn L. Jensen*
Signature

Carolyn L. Jensen, Trustee
Name/Title

By: Kurt A. Jensen*
Signature

Kurt A. Jensen, Trustee
Name/Title

Kurt A. Jensen*
Signature

Kurt A. Jensen
Name/Title

Carolyn L. Jensen*
Signature

Carolyn L. Jensen
Name/Title

*By: /s/ Christa Flanery
Attorney-in-Fact for Kurt A. Jensen
Attorney-in-Fact for Carolyn L. Jensen